

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 6, 2016

John Varian
Chief Executive Officer
XOMA Corporation
2910 Seventh Street, Berkeley,
California 94710

> **Re:** **XOMA Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2016**
> **File No. 000-14710**

Dear Mr. Varian:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal No. 1, page 6

1.   We note your disclosure that the reverse stock split would not change the number of authorized shares of common stock and that these additional shares may be used for various purposes. Please revise your filing to disclose whether or not you have any plans, arrangements, understandings, or commitments to issue any of the shares that would be newly available for issuance as a result of the reverse split. If you have any such plans, etc., please describe them in this proposal. Please also amend your disclosure to discuss the anti-takeover effects of the increase in newly-authorized but unissued shares of common stock that will result from the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Marina Remennik — Cooley LLP